Exhibit 3.1

SHAREHOLDERS AGREEMENT

OF

COLLOTYPE LABELS (CHILE) S.A.

AND

COLLOTYPE LABELS (ARGENTINA) S.A.

BETWEEN

MCC INVESTMENTS CHILE LIMITADA

AND

ETIKOLOR S.A.

AND

FERNANDO ARAVENA ESCOBAR

May 2, 2011

SHAREHOLDERS AGREEMENT

In Santiago, Republic of Chile, on 2nd May 2011, MCC Investments Chile Limitada, a limited liability company duly organized and existing under the laws of the Republic of Chile, duly represented by Salvador Correa Reymond and Luis Carlos Valdés Correa both with domicile at Hendaya 60, 6th floor, Las Condes, Santiago, Chile, (hereinafter “MCC”), as one party, and as the other party Etikolor S.A., duly represented by Mr. Fernando Aravena Escobar, both domiciled at Avenida Santa María Nº 2880, oficina 203, Providencia, Santiago, Chile, a company duly organized and existing under the laws of the Republic of Chile (hereinafter also known as the “Minority Shareholder”), have agreed upon this shareholders agreement (hereinafter the “Shareholders Agreement” or the “Agreement”), to regulate their rights and obligations as shareholders of Collotype Labels (Chile) S.A., a close stock corporation duly organized and existing under the laws of the Republic of Chile, domiciled at Zenteno Nº 1646, Santiago de Chile, and Collotype Labels (Argentina) S.A., a close stock corporation duly organized and existing under the laws of the Republic of Argentina, domiciled at Rodríguez Peña Nº 2126, Gutiérrez, Maipu, Mendoza Argentina (both hereinafter the “Operating Companies” or the “Companies”).

CHAPTER 1

INFORMATION ABOUT THE OPERATING COMPANIES AND DEFINITIONS

CLAUSE I: Information about the Operating Companies.

1.	Incorporation of the Operating Companies.

(A) Collotype Labels (Chile) S.A. Collotype Labels (Chile) S.A. was incorporated as a closed stock corporation by public deed dated April 28, 2011 granted before the Notary Public of Santiago Mr. Raúl Ivan Perry Pefaur, under the name of “Etiquetas

Internacionales S.A.”, and an abstract of its by-laws is being published in the Official Gazette and registered in the Registry of Commerce of Santiago corresponding to year 2011. Later, on May 2, 2011 the by-laws of the company were amended to change its original name for Collotype Labels (Chile) S.A. an abstract of the amendment is being registered in the Registry of Commerce of Santiago and published in the Official Gazette.

Collotype Labels (Chile) S.A. has not been subject to any other amendment since its incorporation.

(B) Collotype Labels (Argentina) S.A. Collotype Labels (Argentina) S.A. was incorporated as a closed stock corporation by public deed dated March 21, 2011 granted before the Notary Public of Mendoza Mr. María Silvia Sanz, under the name of “International Labels S.A.”, approved by Resolution Nº 896 of the Dirección de Personas Jurídicas de la Provincia de Mendoza, corresponding to year 2011. The parties agree that they will amend the by-laws of the company to change its original name for Collotype Labels (Argentina) S.A.

Collotype Labels (Argentina) S.A. has not been subject to any other amendment since its incorporation.

2.	Statutory Purpose of the Operating Companies. The statutory purpose of the Operating Companies is to manufacture, printing, market, export and sale all class labels.

3.	Shareholders and Capital of the Operating Companies. The shareholders of the Operating Companies are MCC and Etikolor S.A..

The statutory capital of the Operating Companies amounts:

A) in the case of Collotype Labels (Chile) S.A. to $952,182,240 Chilean Pesos divided in 1,000 shares, all of them duly subscribed and paid in, of the same class and with no par value. MCC has subscribed and paid in 700 shares, corresponding to 70% of all the issued and subscribed shares of Collotype Labels (Chile) S.A., and the Minority Shareholder owns 30 shares, duly subscribed and paid-in, corresponding to 30% of the total issued and subscribed shares of Collotype Labels (Chile) S.A.

B) in the case of Collotype Labels (Argentina) S.A. to $990,000 Argentine Pesos divided in 99,000 shares, all of them duly subscribed and paid in, of the same class and with no par value. MCC has subscribed and paid in 69,300 shares, corresponding to 70% of all the issued and subscribed shares of Collotype Labels (Argentina) S.A., and the Minority Shareholder owns 29,700 shares, duly subscribed and paid-in, corresponding to 30% of the total issued and subscribed shares of Collotype Labels (Argentina) S.A.

4.	Information about the shareholders of the Minority Shareholder

All the shares of Etikolor S.A. are owned directly or indirectly by Mr. Fernando Aravena Escobar.

The statutory capital of the Etikolor S.A. is divided in 1,000 shares, all of them duly subscribed and paid in, of the same class and with no par value. The total issued and subscribed shares of the Etikolor S.A. are: (i) Fernando Aravena Escobar has subscribed and paid in one share, corresponding to 0,1% of the total issued and subscribed shares of Etikolor S.A.; (ii) Inversiones Primitiva S.A., has subscribed and paid in 999 shares, corresponding to 99,9% of the total issued and subscribed shares of Etikolor S.A.

The 100% directly controlling shareholder of the Minority Shareholder is Mr. Fernando Aravena Escobar.

CLAUSE II: Definitions.

For purposes of this Agreement, the following words and expressions shall have the meaning described for them herein:

“Business Day”:	Means a day open for bank transactions in the Republic of Chile.

“By-laws”:	Means the by-laws of the Operating Companies as described in number 1 of Clause I of this Agreement.

“Call Option”:	Means the right of MCC to purchase, and the obligation of the Minority Shareholder to sell, the Call Option Shares as provided in Clause X.

“Call Option Notice”:	Means a notification given during the Call Option Period by MCC to the Minority Shareholder of the decision of Collotype to exercise the Call Option, setting forth:

(i) The Call Option Shares to be purchased by MCC and to be sold and transferred by the Minority Shareholder.

(ii) The Settlement Date.

(iii) The Option Price and the basis for its determination.

“Call Option Shares”:	Means all, and not less than all, the Shares owned by the Minority Shareholder in the Companies on the day of delivery of the Call Option Notice.

“Company Law”:	Means law Nº18.046 on stock companies of the Republic of Chile and its Regulations.

“Defaulting Party”:	Means a Shareholder in default pursuant to Clause XVII

“EBITDA”:	Means net income plus income tax plus financial results (interest received minus interest paid) plus depreciation and amortization of tangible and intangible assets, in accordance with US GAAP.

“Initial Shareholders”	Means the companies which where the initial shareholders of the Operating Companies, namely MCC and Etikolor S.A..

“Minority Shareholder”:	Means Etikolor S.A, and its legal and valid successor or assignee.

“Minority Shareholder Director”	Means a member of the Board of Directors of the Operating Companies elected by the Minority Shareholder.

Net Debt	means, without duplication, at any given date: (a) the unpaid principal of, and accrued and unpaid interest (less prepaid interest) on, all indebtedness of the Business or for money borrowed by the Business; PLUS (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Business is responsible or liable; PLUS (c) any deferred payments on the installed capital expenditure (that is operational and contributing to earnings) but excluding any capital expenditure ordered but not installed (and that is not contributing to earnings); PLUS (d) all obligations of the Business for the reimbursement of any obligor on any letter of credit, banker’s acceptance, or similar credit transaction, but only to the extent such instrument is drawn upon; PLUS (e) all obligations of the Business to pay the deferred Purchase Price of property or services which have been deferred by more than 90 days since the purchase of the property or consumption of the services; PLUS (f) creditors outstanding beyond normal trading terms historically paid by the Business; PLUS (g) employee entitlements not recorded as a liability in the accounts; PLUS (h) any employee entitlements, retirement benefits, or otherwise in relation to the Seller or employees related to the Seller which remain outstanding at Closing; PLUS (i) any and all obligations or amounts owed to employees for or as a result of severance or indemnification payable upon resignation, retirement or termination in the ordinary course of business beyond the legal obligation of payment (for example unfunded pension liabilities).; PLUS (j) without duplication, all obligations of the type referred to in paragraphs (a) through (i) inclusive, of this definition of other persons for the payment of which the Business is responsible or liable, directly or indirectly, as obligator, guarantor, surety, in each case, only to the extent that the liability, obligation, or indebtedness described in paragraphs (a) through (i) inclusive, of this definition is due and payable; LESS (k) all cash and cash equivalents held by the Business.

“Net Sales”:	Means gross sales less taxes.

“New Company”	shall have the meaning set forth in Clause XIII of this Agreement.

“Non-defaulting Party”:	Means a Shareholder that is not in an Event of Default pursuant to Clause XVII.

“Option Price”:	Means: the higher of (1) (a) 3 times the consolidated EBITDA of the Companies calculated in accordance with US GAAP as of the immediately preceding March 31 prior to the exercise of the Put Option or Call Option, as applicable, less the consolidated Net Financial Debt of the Companies as of the referred to March 31 if the consolidated annual consolidated Net Sales of the Companies as of the date of March 31 prior to the exercise of the Put Option or Call Option is less than the equivalent in US Dollars to 5 million, or (b) 4 times the consolidated EBITDA of the Companies calculated in accordance with US GAAP as of the immediately preceding March 31 prior to the exercise of the Put Option or Call Option, as applicable, less the consolidated Net Financial Debt of the Companies as of the referred to March 31 if the consolidated annual consolidated Net Sales of the Companies as of the date of March 31 prior to the exercise of the Put Option or Call Option is more than the equivalent in US Dollars to 5 million but less to the equivalent in US Dollars to 10 million; or (c) 5 times the consolidated EBITDA of the Companies calculated in accordance with US GAAP as of the immediately preceding March 31 prior to the exercise of the Put Option or Call Option, as applicable, less the consolidated Net Financial Debt of the Companies as of the referred to March 31 if the consolidated annual consolidated Net Sales of the Companies as of the date of March 31 prior to the exercise of the Put Option or Call Option is more than the equivalent in US Dollars to 10 million; and (2) the amount of capital investment made by the Minority Shareholder adjusted in accordance with inflation. The conversion form Chilean Pesos or Argentine Pesos into US Dollars shall be made in accordance with the rate of exchange (i) in the case of the Chilean Pesos denominated “Dólar Observado” published in the Official gazette in Chile on the date of the conversion; and (ii) in the case of the Argentine Pesos in accordance with the “Dólar Oficial” published by Banco de la Nación on the date of the conversion.

“Option to Subscribe”	shall have the meaning set forth in Clause XIII of this Agreement.

“Parties”:	Means MCC and the Minority Shareholder.

“Party”:	Means MCC, individually considered, on the one side, and the Minority Shareholder on the other side.

“Put Option”:	Means the right of the Minority Shareholder to sell, and the obligation of MCC to purchase, the Put Option Shares, as provided in Clause IX.

“Put Option Notice”:	Means a notification given during the Put Option Period by the Minority Shareholder to MCC of its decision to exercise the Put Option setting forth:

(i) The Put Option Shares to be sold and transferred by the Minority Shareholder and to be purchased by MCC;

(ii) The Settlement Date;

(iii) The Option Price and the basis for its determination.

“Put Option Shares”:	Means all, and not less than all, the Shares owned by the Minority Shareholder in both Operating Companies on the day of delivery of the Put Option Notice.

“Related Persons”:	Means those persons defined in article 100 of law Nº18.045 of the Republic of Chile (Ley de Mercado de Valores), or in the legal provisions that modify or replace law Nº18.045.

“MCC Director”:	Means a member of the Board of Directors of the Companies elected by MCC.

MCC’s group	Means the group of companies whose financial results are consolidated with Multi-Color Corporation.

“Settlement Date”:	Means 11,00 AM of the 30th (thirtieth) day or of the next Business Day after the receipt by MCC of the Put Option Notice, or after the receipt by the Minority Shareholder of the Call Option Notice, as applicable.

“Settlement Place”:	Means the domicile of Collotype.

“Shareholder”:	Means MCC or Etikolor S.A.

“Shareholders”:	Means MCC and Etikolor S.A. jointly considered.

“Shares”:	Means the shares into which the paid-up capital of the Companies is divided into at any given time.

“Subscription Price”	Means the price that results from the valorization of the New Company at: (a) 3 times the consolidated EBITDA of the Companies calculated in accordance with US GAAP as of the immediately preceding March 31 prior to the exercise of the Option to Subscribe less the consolidated Net Financial Debt of the Companies as of the referred to March 31 if the consolidated annual consolidated Net Sales of the Companies as of the date of March 31 prior to the exercise of the Option to Subscribe is less than the equivalent in US Dollars to 5 million, or (b) 4 times the consolidated EBITDA of the Companies calculated in accordance with US GAAP as of the immediately preceding March 31 prior to the exercise of the Option to Subscribe, less the consolidated Net Financial Debt of the Companies as of the referred to March 31 if the consolidated annual consolidated Net Sales of the Companies as of the date of March 31 prior to the exercise of the Option to Subscribe is more than the equivalent in US Dollars to 5 million but less to the equivalent in US Dollars to 10 million; or (c) 5 times the consolidated EBITDA of the Companies calculated in accordance with US GAAP as of the immediately preceding March 31 prior to the exercise of the Option to Subscribe, less the consolidated Net Financial Debt of the Companies as of the referred to March 31 if the consolidated annual consolidated Net Sales of the Companies as of the date of March 31 prior to the exercise of the Option to Subscribe is more than the equivalent in US Dollars to 10 million . In no event, however, the Subscription Price shall be less that the total amount of the investment made by the Minority Shareholder in the Companies, adjusted in Unidades de Fomento from the time of the respective investment up to the time of the exercise of the Put Option.

“USD” or “US$”:	Means the legal tender in the United States of America.

CHAPTER 2

ADMINISTRATION OF THE OPERATING COMPANIES

CLAUSE III: Administration of the Operating Companies.

1.	Management of the Operating Companies. The respective Board of Directors shall manage the Operating Companies and elect its officers and advisors. Each member of the Board shall have one vote. All members of the Board shall vote and adopt their decisions considering the best interest of the Operating Companies as a self-standing business entity and shall devote all their efforts to create value and maximize the profits of the Operating Companies with independence from the Shareholder who nominated each of them.

The members of the Board shall not receive a compensation for fulfillment of their duties of Directors. Travel expenses incurred by a Director to assist to a meeting shall not be paid by the respective Operating Company.

2.	Board of Directors.

The Board of Directors of Collotype Labels (Chile) S.A. shall meet every month. The Board of Directors of Collotype Labels (Argentina) S.A. shall meet once a year.

The Chairman of the Board shall summon the Directors to held extraordinary meetings of the Board at any time, in accordance with the law of each Chilean or Argentinean jurisdiction.

3.	Executive Committee. The Board of the Companies may be assisted by an Executive Committee, which shall meet monthly in advance to the respective Board meeting to review the business and operations of the Companies. The Executive Committee will have no decision-making authority. The Executive Committee shall be composed by the General Manager of the Companies and by a Director or a representative of each Shareholder, one appointed by MCC and one by the Minority Shareholder.

4.	Appointment of Directors.

(a) Collotype Labels (Chile) S.A. The Board of Directors of Collotype Labels (Chile) S.A. shall be composed by 4 members that will last in their functions for a period of 3 years. The Parties agree that out of the 4 Directors, MCC shall have the right to appoint 3 Directors.

The initial Board of Directors of Collotype Labels (Chile) S.A. shall be comprised of the following individuals, each of whom was nominated by the Shareholder whose name appears above the name of such individual:

MCC

Nigel Vinecombe

Sharon Birkett

Salvador Correa Reymond

Minority Shareholder

Fernando Aravena Escobar

(b) Collotype Labels (Argentina) S.A. The Board of Directors of Collotype Labels (Argentina) S.A. shall be composed by one regular member and two alternate members that will last in their functions for a period of 3 years. The Parties agree that out of the 3 Directors, MCC shall have the right to appoint the regular member and one alternate member of the Board while Fernando Aravena shall have the right to appoint one alternate member of the Board.

The initial Board of Directors of Collotype Labels (Argentina) S.A. shall be comprised of the following individuals, each of whom was nominated by the Shareholder whose name appears above the name of such individual:

MCC

Salvador Correa Reymond,as regular member

Germán Perez, as alternate member

Minority Shareholder

Sergio Maldonado, as alternate member

Each Shareholder shall have the exclusive right to remove, with or without cause, any member of the Board designated by such Shareholder. If the removal of any such member requires the approval of the Board or a Shareholders Meeting, each Shareholder will vote or cause its designated directors to vote, as the case may be, on such removal in accordance with the instructions of the Shareholder with such right.

5.	Chairman of the Board. The Chairman of the Board of Directors shall be an individual appointed by the Board among those Directors elected with the votes of MCC.

6.	Vacancy of a Director. If a vacancy in the Board occurs, owing to the resignation, death or disability of a Director, then the Shareholder who nominated the member of the Board who cannot continue being a member may nominate a new individual and the Shareholders shall vote and cause their respective nominated Directors to vote, as soon as possible, so as to elect such individual as a new member of the Board.

7.	Quorum to Hold a Board Meeting.

Collotype Labels (Chile) S.A. The Board of Directors meetings will be held with a quorum of at least 3 Directors. Board meetings may take place outside Chile.

Collotype Labels (Argentina) S.A. The Board of Directors meetings will be held with a quorum of at least two Directors. Board meetings may take place outside Argentina.

8.	Quorum to Approve a Resolution.

Collotype Labels (Chile) S.A. The Board of Directors shall approve resolutions with the favorable vote of at least 3 Directors, except for those matters that in accordance with this Shareholders Agreement require to be approved by the affirmative vote of 4 Directors. After the expiration of the Put Option Period, all resolutions of the Board shall be approved by a majority of 3 Directors and all supermajorities shall cease to exist.

Collotype Labels (Argentina) S.A. The Board of Directors shall approve resolutions with the favorable vote of at least any 2 Directors, except for those matters that in accordance with this Shareholders Agreement require to be approved by the affirmative vote of 3 Directors. After the expiration of the Put Option Period, all resolutions of the Board shall be approved by a majority of 2 Directors and all supermajorities shall cease to exist.

9.	Transactions with Related Parties. All transactions of the Operating Companies with Related Parties, including those with its Shareholders or with Related Persons of the Shareholders, shall be made on arms-length basis and according to market conditions, and shall always seek to maximize the profitability of the Operating Companies.

10.	Accounting Accruals. All accruals to be made by the Operating Companies for tax purposes shall be recorded in compliance with generally accepted accounting principles in Chile and reconciled to US GAAP. It is understood that the auditors of the Operating Companies will have to certify their annual financial statements including such accruals. The Companies shall close the accounts for tax purposes as of December 31 of each year in accordance with Chilean GAAP and as of March 31, of each year for all other purposes, duly audited, in accordance with US GAAP. However, the Operating Companies will prepare monthly financial statements to be delivered to their shareholders at their request, in accordance with US GAAP.

11.-

General Manager and Senior Officers of the Companies. During the following 12 months after the execution of this Agreement, the General Manager, Finance Manager, Operation Manager, and Sales Manager of the Operating Companies shall be the individuals listed below in this section, subject to normal performance standards. As from the expiration of the first initial 12 months as from the subscription of this Agreement and up to its fifth anniversary, the Chief Financial Officer, Operation Manager, and Sales Manager of the Operating Companies and all other executives of the Companies, except for the General Manager, shall appointed and removed by the Board by majority of 3 Directors, for Collotype Labels (Chile)

S.A., or of 2 Directors, for Collotype Labels (Argentina) S.A. During the same period of time, the General Manager of the Companies shall be Mr. Fernando Aravena Escobar unless agreed otherwise by the Shareholders. After the expiration of the referred to initial periods, all executives of the Operating Companies –including the General Manager- shall be appointed and removed by the Board by majority of at least 3 Directors for Collotype Labels (Chile) S.A., or of 2 Directors, for Collotype Labels (Argentina) S.A. The General Manager of the Operating Companies and the other senior executives officers shall have those faculties and powers of attorney entrusted to each of them by the Board.

The parties agree that the following individuals shall be appointed by the Board as senior executives for the first 12 months as from the date of this Agreement:

•	General Manager for Collotype Labels (Chile) S.A. and Collotype Labels (Argentina) S.A. shall be Mr. Fernando Aravena Escobar.

•

Finance Manager for Collotype Labels (Chile) S.A. and Collotype Labels (Argentina) S.A. shall be Mr. Juan Pablo Toso. The Finance Manager will report directly to the Finance Manager of Multi Color Corporation.

•	Operating Manager for Collotype Labels (Chile) S.A. shall be Mr. Hernán Vega

•	Operating Manager for Collotype Labels (Argentina) S.A. shall be Mr. Sergio Maldonado

•	Sales Manager for Collotype Labels (Chile) S.A. and Collotype Labels (Argentina) S.A. shall be Mr. Mariano Egaña.

CHAPTER 3

SHAREHOLDERS MEETINGS AND RESOLUTIONS

CLAUSE IV: Shareholders Meetings and Shareholders Resolutions.

1.	Shareholders meetings and shareholders resolutions. The Shareholders shall meet in ordinary and extraordinary meetings. The meetings shall take place with the presence of at least 51% of all the issued and outstanding shares of the Operating Companies in its first summon. If the quorum is not reached in the first summon, the meeting shall take place with those shares present at the assembly at date of the second summon. The matters subject to shareholders voting shall be approved by the absolute majority (50% plus one vote) of all the shares present at the respective meeting of the respective Operating Companies, except for those matters which in accordance with article 67 of the Company Law requires two thirds of all the voting shares in which case such quorum will be required for their approval. All meetings of shareholders shall take place in Chile.

2.	Certain amendments to the By-laws of the Companies.

a)	Capital Increases. Until the end of the Put Option Period, any capital increase in the Companies must be agreed by all the voting shares of the Operating Companies, except for the case in which the capitalization of non distributed profits is decided, in which case the simple majority of the voting shares shall be sufficient.

b)	Liquidation of the Operating Companies. Until the end of the Put Option Period the anticipated liquidation of the Operating Companies shall require the affirmative vote of all the voting shares of the Operating Companies.

3.	Distribution of Profits. The Operating Companies shall not distribute dividends until April 30, 2016. As from May 1, 2016 the Operating Companies shall distribute as dividends to the Shareholders the annual profits decided by the Shareholders based on the audited annual financial statements of the Operating Companies.

Not distributed profits shall be either (i) capitalized by the Shareholders; or (ii) left aside in a special reserve account of undistributed profits. The decision of capitalization of profits shall be made by the simple majority of the voting shares of the respective Company. Therefore, in this particular case the unanimity set forth in number 2 a) of this Clause IV shall not be applicable.

4.	External Auditors. The Operating Companies shall appoint each year an accounting firm which will audit the annual financial statements of the Operating Companies, and the accounting firm shall be same the corporate auditors of Multi-Color Corporation.

CHAPTER 4

ACCOUNTING POLICIES AND FINANCIAL STATEMENTS

CLAUSE V: Accounting Policies and Records.

Only for tax purposes, the Operating Companies shall record its operations pursuant to generally accepted accounting principles in Chile as of December 31, each. For all other purposes, the Operating Companies shall keep their accounts and records in accordance with US GAAP. In addition, as of each March 31, the Companies shall prepare audited financial statements in accordance with US GAAP.

CLAUSE VI: Financial Statements.

Exclusively for Chilean tax purposes, the Operating Companies shall prepare its financial statements as of 31st of December of each year, and they shall be audited by the auditors appointed by the Shareholders, which auditor shall deliver the audited financial statements to the Board no later than March 31 of each year in accordance with US GAAP. In addition, the Operating Companies shall prepare non-audited monthly financial statements in accordance with US GAAP, which shall be presented to the meeting of the Board of Directors and the meetings of the Executive Committee.

CHAPTER 5

NON COMPETE OBLIGATIONS

CLAUSE VII: Exclusive Association and Non-Compete Obligation of the Parties.

The Minority Shareholder agrees that it shall carry on and operate in the market of labels in Chile and Argentina, exclusively through the Operating Companies and that each of Inversiones Primitiva S.A., and their respective shareholders, as well as Fernando Aravena Escobar shall not compete, directly or indirectly, in with the Operating Companies or with MCC in the labels industry in Chile, or Argentina during the term of this Agreement and for a 3-year period after its termination for any reason.

CHAPTER 6

SALE OF SHARES

CLAUSE VIII: Restriction on Sale of Shares, and Right of First Refusal.

1.-	Right of First Refusal

Each Shareholder may only sell, transfer or assign its Shares in the respective Companies or in the companies which own those shares, directly or indirectly, under the procedure established below in this clause.

(a) If a Shareholder wishes to sell, transfer or assign all or part of its Shares (the “Selling Shareholder”), it must first offer the number of Shares it intends to sell, transfer or assign to the other Shareholder (the “Offeree Shareholder”) indicating at least (i) the number of Shares the Selling Shareholder wishes to sell (the “Offered Shares”); (ii) the price per Offered Share and the basis for its determination and (iii) all other terms and conditions of the transaction (the “Offer”).

(b) The Offeree Shareholder shall have 30 days after receipt of the Offer, to inform in writing to the Selling Shareholder its decision to accept or reject the Original Offer, without counter offers (the “Offer Period”).

(c) If the Offeree Shareholder accepts the Offer within the Offer Period, the sale and purchase of the Offered Shares shall take place in the domicile of the respective Company within 10 days after the Selling Shareholder received the acceptance of the Offer by the Offeree Shareholder (the “Closing Period”). For these purposes, the Selling Shareholder shall inform the Offeree Shareholder the date and time within the Closing Period for the closing of the sale and purchase of the Offered Shares.

(d) If the Offeree Shareholder rejects the Offer, or does not communicate its decision to accept the Offer within the Offer Period, or if the Offeree Shareholder does not purchase all, and not less than all, the Offered Shares included in the Offer within the Closing Period, the Selling Shareholder shall have the right, for a period of 90 days after expiration of the Closing Period, to sell, transfer or assign the Offered Shares to third parties, in no better terms or conditions than those indicated in the Offer.

(e) If the Selling Shareholder does not sell, transfer or assign the shares within the 90 days period indicated above, the Selling Shareholder shall have to follow again the procedure established in this article any time the Selling Shareholder wishes to sell, transfer or assign its Shares in the Companies.

2.	Permitted Transfers

Each Shareholder may assign and transfer any of the Shares owned by them, without following the procedure of number 1 above, at any time as from the date of this Agreement, to any company of controlled by the MCC Group or by Mr. Fernando Aravena Escobar, respectively, provided that such company shall first become a party to this Agreement and be fully bound thereby by executing and delivering to each the other party hereto a copy of this Agreement, duly signed and accepted by the new shareholder.

In addition, MCC shall not be subject to any restriction on the disposition of its Shares of the Companies if they need to be transferred, exchanged, divided, replaced, etc as a consequence of an acquisition process that MCC may decide to undertake in the Chilean or Argentine markets.

CLAUSE IX: Put Option.

1.	Put Option. During the period of time starting on May 2, 2016 (the “Put Option Period”), the Minority Shareholder, shall have the right (the “Put Option”) to sell, transfer and assign to MCC the Put Option Shares at the Option Price, and MCC shall have the obligation to purchase such Put Option Shares at the Option Price provided the Put Option Shares are free and clear of all pledges, encumbrances, liens, security interests, attachments (“embargos”), rights in favor of third parties or any other limitation that could affect full exercise of ownership and voting rights by MCC after the purchase.

2.	Exercise of the Put Option. The Minority Shareholder shall exercise its Put Option by giving the Put Option Notice to MCC at any time during the Put Option Period with at least 60 days notice in advance of the desired Settlement Date.

3.	Put Option Settlement. The sale and purchase of the Put Option Shares shall take place at the Settlement Place on the Settlement Date.

At the Settlement Date (a) MCC shall pay to the Minority Shareholder the Option Price through a deposit of the Option Price in a bank account to be indicated by the Minority Shareholder to MCC within 30 days before the Settlement Date, in immediately available funds, provided that on the Settlement Date the Minority Shareholder delivers to MCC, free and clear of any liens and other encumbrances, the certificate or certificates representing the Put Option Shares, together with such instruments of transfer as required by law, duly signed and executed by the Minority Shareholder and its witnesses (traspaso de acciones) and simultaneously the Put Option Shares are registered under the name of MCC in the Registry of Shareholders of the respective Companies, with no limitations.

CLAUSE X: Call Option.

1.	Call Option. During the period starting on the May 2, 2016 (the “Call Option Period”), MCC shall have the right (the “Call Option”) to purchase from the Minority Shareholder all, and not less than all, their respective Shares (the “Call Option Shares”) at the Option Price, and the Minority Shareholder shall have the obligation to sell to MCC the Call Option Shares at the Option Price and to ensure that the Call Option Shares shall be free and clear of all pledges, encumbrances, liens, security interests, attachments (“embargos”), rights in favor of third parties or any other limitation that could affect full exercise of ownership and voting rights by MCC after the purchase.

2.	Exercise of the Call Option. MCC shall exercise the Call Option by giving written notice of the Call Option to the Minority Shareholder at any time during the Call Option Period with at least 60 days notice in advance of the desired Settlement Date.

3.	Call Option Settlement. The sale and purchase of the Call Option Shares shall take place at the Settlement Place on the Settlement Date.

At the Settlement Date (a) MCC shall pay to the Minority Shareholder the Option Price through a deposit of the Option Price into a bank account to be indicated by the Minority Shareholder to MCC within 30 days before the Settlement Date, in immediately available funds, provided that on the Settlement Date the Minority Shareholder delivers to MCC, free and clear of any liens and other encumbrances, the certificate or certificates representing the Call Option Shares, together with such instruments of transfer as required by law, duly signed and executed by the Minority Shareholder and their witnesses (traspaso de acciones) and simultaneously the Call Option Shares are registered under the name of MCC in the Registry of Shareholders of the Companies, with no limitations.

CLAUSE XI: Drag-Along Right

1. If MCC desires to sell all of its Shares in the Companies to a non-related third party, MCC shall have the right to cause the Minority Shareholder to sell all (but not less than all) of their Shares in the Companies at the same price and on the same terms as MCC.

(b) If MCC elects to exercise its rights under this Clause XI, it shall deliver written notice to the Minority Shareholder of such proposed sale no later than 30 days prior to the proposed closing thereof, which notice (a “Drag Along Notice”) must (i) state (A) that MCC wishes to exercise its rights under this Clause XI, (B) the name of the proposed purchaser of the Shares and (C) the per Share amount and form of consideration MCC proposes to receive for its Shares, (ii) contain an offer (the “Drag Along Offer”) by the proposed purchaser to purchase from Minority Shareholder all (but not less than all) of its Shares on and subject to the same price, terms and conditions offered to MCC and (iii) state the anticipated time, date and place of the closing of such transfer. After delivery of a Drag Along Notice, the Minority Shareholder must transfer all of its Shares pursuant to the Drag Along Offer, as such offer may be modified from time to time, at the time MCC transfers all of its Shares.

(c) All Shares transferred by the Minority Shareholder pursuant to this Clause XI shall be sold at the same price and otherwise treated the same in all material respects with the Shares being sold by MCC; provided further, that the Minority Shareholder shall only be required to transfer its Shares to the proposed purchaser if it shall receive as consideration for such transfer cash.

CLAUSE XII: Tag-Along Right

1. In the event of a sale of Shares by MCC to a third party not related to MCC, the Minority Shareholder shall have the right to require MCC to include its Shares in any sale to a third party with the same price and conditions, pro rata based on each holder’s (including MCC) ownership of the Companies. In addition, if a sale of Shares by MCC would result in a loss of control of the Companies, the Minority Shareholder shall be entitled to require any potential third party purchaser to acquire up to 100% of the Shares held by it.

(b) In the event of a sale to a third party, MCC shall, at least 30 days prior to consummating any such sale, give a written notice (a “Sale Notice”) of such sale to the Minority Shareholders. The Sale Notice must include (i) the name and address of the proposed transferee of such Shares, (ii) the aggregate number of Shares such proposed transferee is willing to purchase, (iii) the proposed price and payment terms (including form of consideration) and any other material terms and conditions of the sale (including, without limitation, any terms requiring continuing obligations of indemnification or other post-closing liability on the part of the Selling Shareholders) and a copy of the proposed transferee’s offer and (iv) an offer from the proposed transferee to purchase from the Minority Shareholder the same percentage of its Shares as the proposed transferee is willing to purchase from MCC or an offer to acquire up to 100% of the Shares held by the Minority Shareholders in the case that sale of the Shares by MCC would result in a change of control of the Companies.

(c) The Minority Shareholder may exercise its tag-along right (the “Tag Along Right”) under this Clause by delivering a written notice to MCC at least 15 days (the “Tag Along Notice Period”) after delivery of a Sale Notice setting forth the number of Shares they are entitled to sell in the sale to a third party.

(d) If the Minority Shareholder has given written notice to MCC within the Tag Along Notice Period that it wishes to exercise the Tag Along Right, MCC will have 180 days from the last day of the Notice Period in which to transfer the relevant Shares at a price not lower than that contained in the Sale Notice and on terms and conditions not more favorable to the purchaser than those contained in the Sale Notice. If within the Tag Along Notice Period the Minority Shareholder has not given written notice to MCC of its exercise of the Tag Along Right, MCC will have 180 days from the last day of the Tag Along Notice Period in which to transfer its Shares at a price not higher than that contained in the Sale Notice and on terms and conditions not more favorable to MCC than those contained in the Sale Notice. If, at the end of the applicable period provided for in the preceding two sentences, MCC has not completed the sale, MCC may not transfer its Shares without again complying with this Clause.

(e) Unless otherwise agreed by the Minority Shareholder, the sales proceeds to be paid shall in all cases be in cash.

CLAUSE XIII: Option to Subscribe

1.	If at any time before the expiration of the Put Option Period MCC decides to acquire another label business in Chile or Argentina, MCC will have the obligation to exercise the Call Option in order to buy all and not less than all Shares of the Minority Shareholders in the Companies, in accordance with Clause X of this Agreement. If MCC exercises the Call Option before May 1, 2016, however, the Option Price shall be the amount of the capital investment made by the Minority Shareholder in the Companies up to the date of the exercise of the Call Option, adjusted by inflation.

2.	In the same circumstances described in paragraph 1 of this Clause XIII, however the Minority Shareholder shall have the right to invest the proceeds to the sale of its Shares in the Companies to subscribe or purchase up to 30% of the shares of the newly acquired company (“Option to Subscribe”), or the shares of the company that results from the merger of any of the Companies with the newly acquired company, or shares of a new operating company that is formed with the assets of any of the Companies and the assets of the new business to acquired (the “New Company”). The subscription price of the shares to be sold to the Minority Shareholder in accordance with this Section 2 shall be determined by the valorization of the New Company in accordance with the same rules set forth for the subscription Price. If the proceeds of the sale of the Shares are not enough, in accordance with the Subscription Price, to allow the Minority Shareholder to subscribe 30% of the shares of the New Company, the Minority Shareholder shall be allowed to subscribe up such 30% of the shares by paying the balance of the Subscription Price with cash, providing all Minority Shares are unencumbered (ie not debt leverage).

3.	Exercise of the Option to Subscribe. MCC shall inform the Minority Shareholder about its decision to acquire the New Company, as well as all information in connection with the acquisition as well as the price to be paid to the Minority Shareholder if it decides to exercise the Put Option for its Shares. Within 10 days after receiving the notice from Collotype, the Minority Shareholder shall inform MCC about its decision to exercise or not the Put Option. If the Minority Shareholder decides not to exercise the Put Option or does not give any notice to MCC within the term set forth herein, it will not have the right to exercise the Option to Subscribe. If the Minority Shareholder decides to exercise the Put Option it shall inform about it to MCC within the term set forth herein in this Section. In the same notice, the Minority Shareholder shall also inform MCC about its decision to exercise or not the Option to Subscribe. If the Minority Shareholder decides to exercise the Option to Subscribe, it shall pay for the corresponding shares of the New Company in cash at the time of the subscription of the respective shares, as determined by Collotype but not later than 90 days after the acquisition of the New Company.

4.	If the Minority Shareholder exercises the Option to Subscribe, and up to the fifth anniversary of the execution of this Agreement, the General Manager of all the companies controlled by MCC in Chile and Argentina shall be Mr. Fernando Aravena Escobar, subject to normal performance standards.

CLAUSE XIV: Special Annotation in the Share Certificates.

1.	Immediately after the execution of this Agreement, the Parties shall instruct the Operating Companies to include in the Share certificates the following annotation: “The shares represented by this certificate are subject to a Shareholders Agreement executed by MCC and Etikolor S.A., dated May 2, 2011, a copy of which has been deposited in the offices of the Operating Companies and registered in the Shareholders Registry of the Operating Companies, for the purposes set forth in article 14 of Law 18.046, and the shares can only be sold, transferred and assigned, in accordance with the provisions of the Shareholders Agreement.”

2.	The General Manager of the Operating Companies shall not register any transfer of Shares in violation of this Agreement.

CHAPTER 7

DEADLOCK SITUATION

CLAUSE XV

1.	During the Put Option Period, in case of financing needs by any of the Operating Companies either due to the inability or the impossibility of them to find any financial support from any external source, then the Shareholders shall attempt to reach an agreement with respect to the financial support needed by any of the Operating Companies, proportionally to their respective shareholding in the respective Operating Companies, whether in form of capital increases, borrowings by the respective Operating Companies secured by the Shareholders, Shareholder’s loans or otherwise.

2.	If the Shareholders fail to reach such agreement (“Deadlock Situation”), either Shareholder may notice to the other the occurrence of this Deadlock Situation, and the issue will be put to a special committee for the resolution of disagreement (“the Committee”). The Committee will be composed of a representative of MCC and a representative of the Minority Shareholder, who are to be designated by each Shareholder within ten days from notice of the Deadlock Situation.

The Committee shall attempt to resolve the reasons for the disagreement and shall transmit its final conclusions within thirty (30) days of the date of initial notice of the Deadlock situation.

3	Failing the Committee resolving the disagreement, then MCC could initiate the share transfer mechanism set out below, in accordance with the respective terms thereof.

i)	To initiate the share transfer mechanism hereunder, MCC shall give notice to the Minority Shareholder, that is thereby exercising its right under this Clause, and therefore offers to purchase all of Minority Shareholder’s Shares at the price per share stated in the offer.

ii)	Minority Shareholder may, within 15 days of the effective date of MCC’s notice, give notice of a counter-offer to purchase all MCC’s Shares, at a price per share stated in the counter-offer - but which in any case shall not be less than the amount 5% greater than the price per share stated in MCC’s offer;

iii)	MCC may, within 15 days of the effective date of Minority Shareholder’s notice, give notice of a counter-offer to purchase all Minority Shareholder’s Shares, at a price per share stated in the counter-offer - but which in any case shall not be less than the amount 5% greater than the price per share stated in Minority Shareholder’s counter-offer.

iv)	Either the process continues in the same way (with a 15 day notice period for each subsequent counter-offer) until Collotype or Minority Shareholder fails to timely make a new counter-offer ; or Minority Shareholder fails to timely make a counter-offer to the initial offer.

v)	The counter-offer (or original offer, as the case may be) to which no timely counter-offer is made is deemed accepted by the other Shareholder.

CHAPTER 9

TERM OF THE AGREEMENT, REMEDIES AND ARBITRATION

CLAUSE XVI: Term of the Agreement.

This Agreement shall be in force as of the date hereof and shall terminate upon the first of the following events to occur:

(a)	Mutual written agreement of the parties.

(b)	Dissolution of any of the Companies.

(c)	If at any time the participation in the capital by the Minority Shareholder is lower than 20%, for any reason, in any of the Companies.

CLAUSE XVII: Default

1.	Events of Default

Each of the following events shall constitute an Event of Default under this Agreement:

(a)	a Shareholder is declared bankrupt, or admits in writing its inability to pay its debts as they mature, or makes or threatens to make an assignment for the benefit of, or a composition or arrangement with, its creditors, or applies for, consents to, or is unable within 60 days to discharge, the appointment of a receiver or trustee for its assets, or institutes any insolvency, bankruptcy, suspension of payment, or similar proceedings, or a similar process is issued or levied on a substantial portion of its assets;

(b)	a Shareholder is in breach of its obligations under this Agreement and such breach has not been remedied within 90 days from receiving notice to that effect indicating the steps required to remedy such breach;

2.	Effects of an Event of Default

Notwithstanding each Non-defaulting Party’s rights and remedies under applicable law, upon the occurrence of an Event of Default, the Non-defaulting Party may, at its sole discretion:

(a) to require the Defaulting Party to immediately sell all its Shares to the Non-defaulting Party; or

(b) to terminate this Agreement, liquidate the respective company and claim damages and losses arising from such default.

In the event that the Non-defaulting Party should elect to purchase the Defaulting Party’s Shares, the value of such Shares (“Default Value”) shall be the book value of the Defaulting Party’s Shares.

The completion of the sale and purchase of the Defaulting Party’s Shares shall take place within 30 days from the determination of the Default Value in accordance with this Clause XVII.

CLAUSE XVIII: Preference in case of dispute.

In the event of a difference or dispute between this Agreement and the By-laws of the Companies, this Agreement will prevail.

CLAUSE XIX: Mediation and Arbitration.

Any difficulty or controversy arising among the Shareholders with respect to the application, interpretation, duration, validity or execution of this Agreement shall be resolved by the common agreement of the parties. For this purpose, upon the arisen of any such difficulty or controversy, any of them may request the others that each of them nominates a representative. All the representatives of the parties shall meet and try to resolve the difficulty or controversy in maximum term of 15 days. If the difficulty or controversy is not resolved within such term, it shall be submitted to Mediation, pursuant to the Rules of Mediation Procedure of the Santiago Arbitration and Mediation Center of Santiago.

In the event the Mediation is not successful, the difficulty or controversy shall be submitted an ex aquo et bono arbitrator pursuant to the Rules of Arbitration Procedure of the Arbitration and Mediation Center of Santiago of the Chamber of Commerce of Santiago A.G.

The parties shall appoint the sole arbitrator by common agreement. If the parties fail to appoint the sole arbitrator by common agreement within 30 days from the date of the first notice of proposal of a name of arbitrator by a party to another, the parties confer an irrevocable special power of attorney to the Chairman of the Chamber of Commerce of Santiago A.G. so that he may, at the written request of any Party, appoint the arbitrator from among the list of members of the Arbitration and Mediation Center. Such arbitrator must be a lawyer who has more than 20 years of practice , professor of Civil Commercial Law in Universidad de Chile, Pontificia Universidad Católica de Chile or Universidad de Los Andes, and fully bilingual in English. Arbitration must be conducted in English with a free translation into Spanish.

The Parties expressly waive and renounce to all remedies against the arbitrator’s resolutions, with the only exception of the Recurso de Queja. The arbitrator will sit in the city of Santiago and is especially empowered to resolve any matter relating to his/her competence and/or jurisdiction.

CHAPTER 10

MISCELLANEOUS

CLAUSE XX: Notices.

All notices and communications between the Parties regarding any provision of this Agreement, shall be made in writing, and send by certified mail, e-mail (with confirmed reception), fax (with confirmed reception) or personally delivered, with signed receipt, as follows:

If send to MCC:

Domicile: 4053 Clough Woods Drive

Batavia, Ohio 45103

Attn: Mr. Nigel Vinecombe

Tel: +1 513 345 1158

E-mail nvin@collotype.com

With copy to:

Mr. Luis Carlos Valdés

lcvaldes@yrgls.cl

Hendaya 60, 6th floor

Las Condes

Santiago

Chile

If send to Etikolor S.A.:

Attn: Mr. Fernando Aravena E.

Domicile: Agustín del Castillo Nº 2693 Dpto 803, Vitacura, Santiago

Tel: +56 9 9825 0266

E-mail: Fernando@etikolor.cl

With copy to:

Mr. Eduardo Borras

eborras@ebp.cl

Avda. Santa María 2880, oficina 203

Providencia

Santiago

Chile

The notices or communications will be considered received, in case of personal deliverance, at its deliver; in case of certified mail, 3 days after the mail was sent; and in case of e-mail or fax, at the same day of the confirmed reception of the e-mail or fax.

CLAUSE XXI: Governing Law.

This Shareholders Agreement shall be governed by the laws of the Republic of Chile.

CLAUSE XXII: Entirety of the Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the subject matters hereof and replaces any previous negotiation, understanding or agreement, written or oral, among the Parties.

CLAUSE XXIII: Successors and Assignees.

This Agreement binds and benefits the respective successors and permitted assignees of each of the Parties hereto. None of the Parties may assign, delegate or otherwise transfer any of its obligations hereunder without the prior written consent of all the Parties to this Agreement. Any purported assignment, delegation or transfer of this Agreement in violation of the provisions of this section shall be null and void.

CLAUSE XXIV: Counterparts.

This Agreement is executed in 4 counterparts, being each one an original copy. MCC and the Minority Shareholder shall each keep an original copy of the Agreement and a copy shall be deposited with the Companies, for the purposes set forth in clause XXVIII.

CLAUSE XXV: Divisibility.

If one or more of the provisions of this Agreement were to be considered null, illegal or ineffective in any way, such nullity, illegality or ineffectiveness will not affect the other provisions of this Agreement, and the Parties shall interpret and enforce the Agreement as that provision had never existed and was never included in this Agreement.

CLAUSE XXVI: Headlines.

The headlines of this Agreement are included only for propose of reference, but are not to be considered in the interpretation of its content.

CLAUSE XXVII: Translation.

Jointly with the signature and execution of this Agreement, the Parties have also signed and executed a copy of this Agreement in the Spanish language (the “Spanish Text”), which

Spanish Text is included in Exhibit XXVII. The Parties declare that the English version of this Agreement shall prevail in case of any dispute or controversy between the Parties arising out of this Agreement and which dispute or controversy is brought to the decision of the arbitrator pursuant to Clause XIX.

CLAUSE XXVIII: Deposit of the Agreement.

Mr. Fernando Aravena Escobar, General Manager of the Operating Companies, appears hereto and (i) receives a copy of this Agreement and agrees that the Operating Companies shall be bound by the provisions of the Agreement insofar it relates to the Operating Companies, and (ii) undertakes to register the Agreement with the Share Registry of the Companies, as provided by article 14 of the Company Law.

CLAUSE XXIX: Shareholders of the Minority Shareholder.

Mr. Fernando Aravena Escobar acting on behalf of Etikolor S.A. and in his own name as indirect 100 % controlling shareholders of Etikolor S.A, all of them domiciled at Avda. Santa María Nº 2880, oficina Nº 203, Providencia, Santiago; all of the above acting as the only shareholders of Inversiones Primitiva S.A., appear hereto and declare that they accept and shall comply with all provisions of this Agreement.

CLAUSE XXX: Powers of Attorney and Declaration of Personal Capabilities.

1.	Declaration of capability

Each of the appearing representatives of the Shareholders in this Agreement declares and guarantees the following:

a)	That the Shareholder he is acting on behalf of has given to him sufficient power and authority to execute this Agreement on behalf of the respective Shareholder.

b)	This Shareholders Agreement has been validly agreed upon and executed and is legally binding on the Shareholder executing this Agreement.

2.	Powers of attorney

a)	The power of attorney of Messrs. Salvador Correa Reymond and Luis Carlos Valdés Correa to represent MCC Investments Chile Limitada is contained in public deed dated April 27, 2011 granted before Notary Public of Santiago Mr. Patricio Raby Benavente.

b)	The power of attorney of Mr. Fernando Aravena Escobar to represent Etikolor S.A. is contained in public deed dated January 26, 2011 granted before Notary Public of Santiago Mr. Raúl Ivan Perry Pefaur.

/s/ Salvador Correa R.	/s/ Luis Carlos Valdes C.
Salvador Correa R.	Luis Carlos Valdés C.
MCC Investments Chile Limitada	MMC Investments Chile Limitada

/s/ Fernando Aravena E.	/s/ Fernando Aravena E.
Fernando Aravena E.	Fernando Aravena E.
Etikolor S.A.

/s/ Fernando Aravena E.	/s/ Fernando Aravena E.
Fernando Aravena E.	Fernando Aravena E.
Collotype Labels (Chile) S.A.	Collotype Labels (Argentina) S.A.